Exhibit 21.1

THE BEACHBODY COMPANY, INC.

LIST OF SIGNIFICANT SUBSIDIARIES*

Legal Name	Jurisdiction	Percent Owned
Beachbody, LLC	United States	100%

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of The Beachbody Company, Inc. are omitted, because, considered in the aggregate, they would not constitute a significant subsidiary as of the Company’s most recently completed fiscal year.